MASTER SUPPLY AGREEMENT This Master Supply Agreement (this “Agreement”), dated as of February 14, 2022 (the “Effective Date”), is by and between SunPower Corporation, a corporation organized and existing under the laws of the State of Delaware, USA (“Customer”), and Maxeon Solar Technologies, Ltd., a corporation organized and existing under the laws of Singapore ( “Supplier”). Customer and Supplier may also be referred to individually as a “Party” or together as the “Parties.” BACKGROUND A. Customer, directly and indirectly, designs, markets, and sells products for use by the solar industry in the Territory and provides services to solar industry customers within the Territory. B. Supplier, directly and indirectly, designs, manufactures, markets, distributes, and sells products to solar industry customers within and outside of the Territory. C. Supplier now wishes to sell, and Customer now wishes to purchase, photovoltaic power generation modules as set out and described in this Agreement, and each case subject to all of the terms and conditions as set out in this Agreement. AGREEMENT In consideration of the forgoing and the mutual covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows: 1. Defined Terms. Capitalized terms used but not defined in this Agreement have the meanings given to them in the Separation Agreement. As used in this Agreement, the following terms have the meanings given to them below: “2020 Supply Agreement” means that certain Supply Agreement by and between Supplier and Customer with the Effective Date of August 26, 2020. “Agreement” has the meaning set forth in the Preamble. “Anti-Corruption Laws” has the meaning set forth in Section 11(b)(iii). “Claim” has the meaning as set out in Section 11(g). “Confidential Information” means any information or materials that a Party (or its representatives) discloses to the other Party (or its representatives) in connection with this Agreement and designated by the disclosing Party as confidential or proprietary at the time of disclosure, and any other information or materials disclosed by a Party (or its representatives) to the other Party (or its representatives) in connection with this Agreement that should reasonably be understood to be confidential by the recipient at the time of the disclosure, including, without limitation, the Product Specifications and pricing. “Customer” has the meaning set forth in the Preamble. “Damages” has the meaning set forth in Section 10(b)(i). “Delay LDs” has the meaning as set forth in Section 4(b). “Disclosing Party” has the meaning set forth in Section 9(a). “Dispute” has the meaning set forth in Section 10(a). “Effective Date” has the meaning set forth in the Preamble. “First Amendment to 2020 Supply Agreement” means that certain First Amendment to Supply Agreement by and between Supplier and Customer with the Effective Date of February 25, 2021. “Force Majeure Event” has the meaning set forth in Section 11(c). “Good Industry Practice” means using the standards, practices, methods and procedures, and exercising the degree of skill, care, diligence, prudence and foresight that would be expected to be used and observed by a skilled and experienced market leading distributor and supplier of products used in the solar industry engaged in carrying out activities the same or similar to the supply of the Products under the same or similar circumstances as those contemplated in the Agreement at the time such activities were performed. Good Industry Practices are not the optimum practices, methods, techniques, standards and acts to the exclusion of others, but rather refer to those practices, methods, techniques, standards and acts that are generally accepted or approved by a significant portion of the industry in the relevant region, during the relevant time period, as described in the immediately preceding sentence. “Governmental Authority” means any governmental, regulatory or administrative authority, instrumentality, board, agency, body or commission, self-regulatory organization or any court, tribunal, or judicial or arbitral body of the United States, Singapore, or any other applicable jurisdiction. “Grace Period” means the date that is 7 calendar days after the date of delivery as set out in a Purchase Order. “Law” means any law, statute, code, ordinance, rule, regulation, or other requirement of any Governmental Authority. “MLPE” has the meaning set forth in Section 2(d). “Negative Product Change” has the meaning set forth in Section 2(b). “Party” or “Parties” has the meaning set forth in the Preamble. “Product Collaboration Agreement” means that certain Product Collaboration Agreement, dated August 26, 2020, and entered into between Customer and Supplier in connection with the transactions contemplated by the Separation Agreement. “Product Specifications” means the specifications, attributes, and standards as described on product datasheets attached to Exhibit A and as may be amended from time to time in accordance with Section 2(b).

“Product Warranty” has the meaning set forth in Section 7(a). “Products” has the meaning set forth in Section 2(a). “Receiving Party” has the meaning set forth in Section 9(a). “Residential Market Segment” means, subject to the Segment Exclusions, all applications where solar panels are procured for use in the Territory for installation at a residence. “Restricted Dealers” has the meaning set forth in Section 3(e). “Sales Employee” means any employee of either Party, or an Affiliate of either Party, who: (a) has had direct contact with any of that Party’s residential or commercial third party dealers in the course of his or her employment, or who otherwise has access to confidential dealer lists and information, or (b) has had direct contact in the course of his or her employment with any of that Party’s customers in a sales role, or who otherwise has access to confidential dealer or customer lists. “Segment Exclusions” means: (i) off-grid solar panel applications that do not use residential-scale solar panels or are not installed at a residence, such as microgrid and remote applications, (ii) portable or mobile solar panel applications of less than 170 W, including applications where solar cells are integrated into consumer products, (iii) power plant, front-of-the-meter applications where generated electricity will be sold to a utility or another off-taker that intends to resell the electricity (other than community solar applications), (iv) integrated flex solar panels, (v) solar panels of a specialty size or shape and (vi) any other unique category of solar panel that is not included in Customer’s business lines as of the Effective Date. “Separation Agreement” means that certain Separation and Distribution Agreement by and between Customer and Supplier dated November 8, 2019. “Supplier” has the meaning set forth in the Preamble. “Term” has the meaning set forth in Section 8(a). “Territory” means Canada and the United States, but excluding the following non-state territories and possessions of the United States: Puerto Rico, American Samoa, Guam, Northern Mariana Islands and U.S. Virgin Islands. “Third Party” means any person other than Supplier, Customer and their respective Affiliates. 2. Purchase and Supply of Products. (a) Products. During the Term, and subject to the other terms and conditions in this Agreement, this Agreement governs the supply and purchase of the products listed on Exhibit A (collectively, the “Products”). Subject to the terms and conditions contained in the Product Collaboration Agreement, the Parties may agree in writing to amend or supplement the list of products in Exhibit A, or to add or remove products. Except as expressly set out in this Agreement, all purchases and sales of any Product shall be on a non-exclusive basis. (b) Product Specifications; Changes. The Product Specifications for each Product are attached to Exhibit A. Supplier must notify Customer of changes to any existing Product that materially impact (i) the performance or reliability of that Product, (ii) the compatibility of that Product with other products customarily used in conjunction with that Product, or (iii) whether or not that Product meets the requirements of any certification or other standard specified in the applicable Product Specifications, as well as changes to any key component (a component that, if changed, would impact the form, fit or function of any Product) used to manufacture any Product (any such change that materially decreases or negatively impacts the factors described in clause (i), (ii) or (iii), a “Negative Product Change”), at least six months before such changes take effect. In addition, all engineering, process and test changes must comply with the requirements of Exhibit D. Notwithstanding the foregoing, Supplier may not make a material change, including any Negative Product Change to any Product purchased pursuant to this Agreement without Customer’s prior written approval, which shall not be unreasonably withheld, conditioned or delayed. (c) Quality Control. Supplier will use Good Industry Practice in connection with the manufacture of the Products and such other quality control standards as Supplier may elect to apply consistent with the quality control standards Supplier uses for Products it manufactures for its own account, so long as such quality control standards are in compliance with Exhibit D, applicable Law and any certification or other standard specified in the applicable Product Specifications. (d) Module-Level Power Electronics. During the Term, Customer may order and purchase, and Supplier will supply, Products that include module-level power electronics to the extent set forth in the Product Specifications (the “MLPEs”). Supplier will provide a weekly six-month rolling forecast to Customer with respect to the anticipated consumption of MLPEs and, based on such forecasts, (i) Customer will place purchase orders to the manufacturer of all microinverters, and (ii) unless otherwise agreed by the Parties in writing, Supplier will place purchase orders to the manufacturer of all other MLPEs, including module-level shut-down devices. Each MLPE will be purchased by the Party responsible for its procurement pursuant to one or more agreements between that Party and the manufacturer of the MLPE. Following delivery of the MLPEs to Supplier, Supplier will be responsible for attaching the MLPEs to the Products before delivery to Customer. The charges and costs to Customer in connection with Supplier’s MLPE procurement (other than with respect to microinverters) and attachment, as well as a further description of the procurement process for MLPEs, are set forth in Exhibit E. Supplier warrants that it will attach the MLPEs to the Products in accordance with the manufacturer’s instructions using Good Industry Practice; however, Supplier does not provide any warranties, explicit or implicit, related to the MLPEs themselves, and expressly disclaims all such warranties, including any warranty regarding the materials used to manufacture the MLPEs, the design or workmanship of the MLPEs, whether or not the MLPEs conform to any specifications, or fitness of the MLPEs for a particular purpose. Instead, Customer will have rights against the manufacturer of any MLPE pursuant to the warranty provided by that manufacturer. 3. Restrictive Covenants. (a) Non-Solicitation. As an inducement for the Parties to enter into this Agreement, and as additional consideration for the representations, warranties, covenants, and agreements herein, the Parties agree that, during the Term, neither Party will, and each will cause its Affiliates not to, directly or indirectly, solicit to hire any Sales Employee or otherwise induce any such Sales Employee to terminate his or her employment with the other Party or its Affiliates; provided, however, that nothing herein will restrict or preclude either Party or its Affiliates from making generalized solicitations for employees by use of advertisements in the media (including trade media), via the Internet, or by engaging search firms to engage in solicitations, in each case, that are not targeted or focused on employees of the other Party or its Affiliates. (b) Non-Circumvention. During the Term, and for a period of one year following the conclusion of any exclusivity period as set out in Section 3(c) and 3(d), Supplier will not, and will cause its Affiliates not to, directly or indirectly, attempt to circumvent Customer by contacting or entering into any discussions or contractual arrangements to sell Products to residential dealers provided such dealers have purchased modules for residential use from Customer within the past six (6) calendar months of the Effective Date. Notwithstanding the foregoing: (i) Within 14 calendar days of the Effective Date, Customer will provide its list of dealers that are in existing supply arrangements with Customer; (ii) Customer will update this list every six months from the Effective Date and at the conclusion of any relevant exclusivity period, and; (iii) Supplier shall have reasonable audit rights in connection with such list. (c) M-Series Exclusivity. In exchange for the commitments made by Customer in this Agreement, Supplier agrees that it shall not (directly or indirectly) sell M- Series Products to any third party for use within the Residential Market Segment within the Territory until December 31, 2022. In the event that Customer satisfies the conditions set forth in Exhibit B, then Supplier agrees that it shall not (directly or indirectly) sell M-Series Products to any third party for use within the Residential Market Segment within the Territory until October 13, 2023. (d) X-Series Exclusivity. In exchange for the commitments made by Customer in this Agreement and the payment by Customer described in Exhibit B, Supplier agrees that it shall not (directly or indirectly) sell X-Series Products to any third party for use within the Residential Market Segment within the Territory until December 31, 2022. (e) All other rights reserved. Except as expressly set forth in this Section 3, Supplier may market and sell, and Customer may purchase, any photovoltaic power generation device (including any Product) to or from any other third party. 4. Volume Commitments. (a) Agreed Quarterly Volume Commitments.

(i) Subject to the terms and conditions of this Agreement, Customer agrees to purchase from Supplier, and Supplier agrees to sell and supply to Customer, the Products in the quantities as set forth in Exhibit B. (ii) Monthly Purchase Order Submission. On or prior to the 5th day of each relevant month of the Term, Customer shall submit a Purchase Order specifying the Products to be delivered three months thereafter. By way of example, on or before March 5, 2022, Customer shall submit a Purchase Order to Supplier for the supply of Products to be delivered in June, 2022. After submission of such Purchase Order, within five business days Supplier shall either accept the Purchase Order or, alternatively, request changes. If any change is requested, Customer shall respond to such change request within five business days. Purchase Orders are binding when accepted by both Parties in writing. Notwithstanding any provision to the contrary, Customer shall issue Purchase Orders specifying deliveries for March through May 2022 shall be submitted to Supplier by not later than February 21, 2022. (iii) The Parties shall work in good faith to accommodate reasonable changes requested in connection with any accepted Purchase Order. Notwithstanding the foregoing, only changes to Purchase Orders accepted in writing shall be binding. (b) Delays by Supplier. In the event Supplier fails to deliver Products on the dates as set out in a Purchase Order as such dates may be amended from time to time in accordance with this Agreement, and to the extent such failure is not caused by Customer or by a Force Majeure Event, then Supplier shall pay to Customer the sum equal to [***]% of the value of the late Products for each calendar day beyond the Grace Period (the “Delay LDs”). Notwithstanding any provision to the contrary: (i) Delay LDs are Customer’s sole remedy (and Supplier’s sole liability) arising out of or in connection with delays to delivery of any Product hereunder; (ii) In no event shall Delay LDs attributable to the delivery of any Product exceed the amount equal to five percent (5%) of the total price payable for such Product; (iii) It is expressly agreed that the amounts as set out in this Section are a reasonable estimation of damages accruing to Customer in the event of delays caused by Supplier and are not penalties. (c) Purchase of Non-Conforming Non-Fungible Product. The Parties agree and understand that certain Product is customized for Customer. Such Product may not conform to specifications but still has economic value. The Parties shall, on a monthly basis and in good faith, meet to discuss and agree upon the appropriate sales and pricing for such Product. Such non-conforming Product, if purchased, shall not be included within volume requirements as set out in this Agreement. (d) Mandatory Bin Orders. Notwithstanding any provision to the contrary, Customer is obligated to purchase Products that cover all power bins within a Planning Family (L5) in the same proportions as production. 5. Pricing and Payment. (a) 2022 Pricing. For each Product delivered under this Agreement during the calendar year 2022, Customer shall pay to Supplier the pricing as set out in the corresponding table in Exhibit C. (b) 2023 Pricing. For each Product delivered during the calendar year 2023, Customer shall pay to Supplier the pricing as set out in Exhibit C. (c) Prices exclude Taxes. Except for the payment of tariffs, import and export duties, and any anti-dumping or countervailing fees, penalties or duties, all pricing excludes (and Supplier shall not be liable for) the costs of any taxes imposed by the United States of America, the State of California, and any agency or instrumentality thereof, except as such taxes arise out of the income of any Party. (d) Payment Terms. For any month in which Supplier has delivered any Product to Customer, Supplier will submit an invoice to Customer. Unless the Parties otherwise agree in writing, payment of all undisputed amounts owed pursuant to any invoice will be due either (i) in full at least three days prior to the scheduled shipment date for any volumes of Products delivered during March 2022 until such time as Maxeon is able to factor or assign invoices to a Third Party, and otherwise; (ii) within 45 calendar days after the related Products have been delivered to Customer. Notwithstanding the foregoing, in the event Customer withdraws consent to an assignment of invoice (factoring), payment must be made three days prior to the scheduled shipment date of any Products until Supplier has established a factoring relationship with a Third Party. (e) Payments Generally. Unless the Parties otherwise agree in writing, all payments will be made, without setoff, by wire transfer of immediately available funds to the account designated by the payee. All payments will be made in U.S. dollars. Payments that are past due by more than seven days will bear interest from the date due at the rate of 1.5% per month, subject to the maximum rate permitted by applicable Law. 6. Delivery. (a) Shipping Terms. (i) Supplier will deliver the Products DAP (Incoterms® 2020) to Customer’s warehouse in Rialto, California, USA (or such other location as the Parties may otherwise agree in writing); provided, however, that Customer will be designated as the importer of record for U.S. customs purposes and, subject to Section 11 Customer will be responsible for all import taxes, customs duties and related tariffs assessed with respect to the Products by any U.S. taxing authority. Title to, and risk of loss for, the Products will pass to Customer as soon as Supplier delivers them to Customer. (ii) Notwithstanding the foregoing, Customer may invoice Supplier for Customer’s actual out-of-pocket costs incurred with respect to import taxes and customs duties assessed with respect to the Products (together with reasonable supporting documentation) and, within 45 days after receiving such invoice, Supplier will issue Customer a credit memo equal to the invoiced amount. Customer may apply any such credit memo to amounts payable by Customer (or any of its Affiliates) to Supplier (or any of its Affiliates) under this Agreement or otherwise. (iii) Notwithstanding the foregoing, Customer will only be responsible with respect to tariffs (and the rates thereof) that (A) are in effect on the Effective Date and (B) are not characterized as so-called anti-dumping duties or countervailing duties, and if any Law is adopted or takes effect, any interpretation of any Law is announced or modified, or any rules, regulations or guidelines (whether or not having the force of Law) are adopted or take effect, which, in the case of any of the foregoing (or combination thereof), would impose, modify or deem applicable any additional tariff or similar fee (or the rate thereof) with respect to the Products (other than any so-called anti-dumping duties or countervailing duties), and the result is to increase the costs associated therewith, then any such increased costs will be the responsibility of Supplier. Customer may invoice Supplier for any such increased costs (together with reasonable supporting documentation) and, within 45 days after receiving such invoice, Supplier will issue Customer a credit memo equal to the invoiced amount. Customer may apply any such credit memo to amounts payable by Customer (or any of its Affiliates) to Supplier (or any of its Affiliates) under this Agreement or otherwise. (b) Early Deliveries. Supplier may deliver Products up to fourteen calendar days before the specified date of delivery of such Products as set out in the relevant Purchase Order. 7. Product Warranties. (a) Product Warranty. Except as provided in Section 2(d) with respect to any MLPEs, Supplier’s warranty obligations with respect to each Product are described in the Limited Product and Power Warranty that corresponds to each Product and is attached as Exhibit D (the “Product Warranty”). Except for non-conforming non-fungible Product sold to Customer pursuant to Section 4(c), the Product Warranty shall apply to Products supplied under this Agreement and Supplier represents and warrants to Customer that the Products (i) will be new (when first delivered), (ii) will be free from defects in materials and workmanship, and (iii) when delivered shall conform to the Product Specifications. Modifications or additions to the Product Warranty or Supplier’s warranty obligations will become binding only following the execution of a written amendment to this Agreement signed by both Parties. Unless the Parties otherwise agree, all claims filed in connection with any Product Warranty are subject to and governed by such Product Warranty. (b) DISCLAIMER. EXCEPT FOR THE PRODUCT WARRANTY, TO THE MAXIMUM EXTENT PERMITTED UNDER APPLICABLE LAW, SUPPLIER HEREBY EXPRESSLY DISCLAIMS ANY AND ALL REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO ANY

IMPLIED WARRANTIES OF MERCHANTABILITY, OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE PRODUCTS. 8. Term and Termination. (a) Term. The term of this Agreement will commence on the Effective Date and, unless terminated earlier as provided below, will remain in effect until December 31, 2023 (the “Term”), unless the Parties agree in writing to extend the Term or the duration of any obligations described herein. (b) Termination. This Agreement may be terminated before its scheduled expiration date, as follows: (i) Either Party may terminate this Agreement, effective upon written notice to the other Party, if: (A) such other Party fails to observe or perform any of its obligations in this Agreement and such failure has continued for 30 or more days after such Party receives written notice from the other Party specifying the nature of the alleged breach; (B) any representation or warranty made by such other Party in this Agreement is shown to be inaccurate in any material respect; (C) such other Party voluntarily commences any proceeding or files a petition seeking liquidation, reorganization or other relief under any bankruptcy, receivership or similar Law; (D) an involuntary proceeding is commenced or petition is filed against such other Party seeking liquidation, reorganization or other relief in respect of such Party under any bankruptcy, receivership or similar Law, and such proceeding or petition is not dismissed within 60 days after first initiated; or (E) such other Party has suffered a Force Majeure Event that affects its performance of any material obligation hereunder, and such event has not been alleviated to the reasonable satisfaction of the other Party within 120 days after notice thereof has been delivered in accordance with Section 11(c). (c) Effects of Termination. Upon the expiration or termination of this Agreement, without further notice, duly accepted Purchase Orders for the purchase of Products that are scheduled to be shipped after the effective date of expiration or termination will be continue until completed. (d) Survival. The terms of Sections 2(d) (with respect to the warranty for MLPEs), 3(b), 4, 5, 6, 7, 9, 10, 11 and this Section 8(d) (each to the extent applicable after the Term), will survive the expiration or termination of this Agreement for any reason. Termination or expiration of this Agreement will not affect any rights or obligations that may have accrued to either Party prior to the effective date thereof. 9. Confidentiality. (a) Confidentiality. The Party that receives any Confidential Information (the “Receiving Party”) of the other Party (the “Disclosing Party”) shall keep all such Confidential Information in Receiving Party’s possession or reasonable control confidential and shall not disclose any such Confidential Information to any third party without the prior written consent of the Disclosing Party, other than the Receiving Party’s representatives who have a business need-to-know such Confidential Information in connection with performing the Receiving Party’s obligations under this Agreement. The Receiving Party shall exercise at least the same degree of care to safeguard the confidentiality of the Disclosing Party’s Confidential Information as it does to safeguard its own proprietary or confidential information, but not less than a reasonable degree of care. The Receiving Party shall ensure, by instruction, contract, or otherwise with its representatives that such representatives comply with the provisions of this Section 9(a). The Receiving Party shall promptly notify the Disclosing Party in the event that the Receiving Party learns of any unauthorized use or disclosure of such Confidential Information by it or its representatives, and shall promptly take all actions necessary to correct and prevent such use or disclosure. (b) Exclusions. The confidentiality obligations in Section 9(a) shall not apply to any Confidential Information which: (i) is or becomes generally available to and known by the public (other than as a result of a non-permitted disclosure or other wrongful act directly or indirectly by the Receiving Party); (ii) is or becomes available to the Receiving Party on a non-confidential basis from a source other than the Disclosing Party, provided that the Receiving Party has no knowledge that such source was at the time of disclosure to the Receiving Party bound by a confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party which was breached by the disclosure; (iii) has been or is hereafter independently acquired or developed by the Receiving Party without reference to such confidential Information and without otherwise violating any confidentiality agreement with, or other obligation of secrecy to, the Disclosing Party; or (iv) was in the possession of the Receiving Party at the time of disclosure by the Disclosing Party without restriction as to confidentiality. (c) Authorized Disclosure. Notwithstanding the foregoing, neither Receiving Party (nor their representatives, as applicable) will be precluded from disclosing Confidential Information of the Disclosing Party to the extent the Receiving Party is required to do so in response to a valid order by a Governmental Authority, or to the extent it reasonably believes, on the basis of advice from outside counsel, that it is required to disclose such Confidential Information by Law, or to the extent necessary to establish its rights under this Agreement; provided, however, that, in the event a Receiving Party believes it is so required to disclose another the Disclosing Party’s Confidential Information, it will promptly provide written notice of such requirement so that the Disclosing Party may seek an appropriate order or other action as it deems appropriate to prevent or limit such disclosure, and the Receiving Party required to make the disclosure will use its reasonable efforts to preserve the confidentiality of the Disclosing Party’s Confidential Information, including by cooperating with the Disclosing Party to obtain an appropriate order or other reliable assurance of confidential treatment. In any event, the Receiving Party required to make the disclosure may disclose only that portion of the Disclosing Party’s Confidential Information that is legally required to be disclosed. Notwithstanding the foregoing, if any Party (or an Affiliate of such Party) is required to include a copy of this Agreement as an exhibit to any current or periodic report filed with the U.S. Securities and Exchange Commission, such Party (or its Affiliate) may make such filing without the prior written consent of any other Party as long as it seeks (or causes its Affiliate to seek) confidential treatment of any portions of this Agreement that, in the opinion of such filing Party, contain confidential or competitively sensitive information, regardless of whether such treatment is obtained. 10. Disputes and Indemnification. (a) Dispute Resolution. (i) The Parties will seek to settle any dispute, controversy or claim (“Dispute”) relating to this Agreement through good faith negotiations. If the Parties fail to resolve any such Dispute through good faith negotiations within 30 calendar days after one Party notifies the other Party thereof, such Dispute will be settled through arbitration in accordance with the International Dispute Resolution Procedures of the International Centre for Dispute Resolution (ICDR). The arbitration award shall be final and binding on the Parties. The place and seat of arbitration shall be San Francisco, California, USA or such other location as the Parties may mutually agree upon. The arbitration proceedings shall be conducted in English by a panel of three arbitrators who are fluent in the English language. Each Party will have the authority to nominate one arbitrator in accordance with the ICDR rules. Following confirmation of the two Party-nominated arbitrators, the arbitrators shall select a third neutral arbitrator to serve as the presiding arbitrator. (ii) Notwithstanding the foregoing, if either Party believes the other Party has breached its obligations in Section 3 or 9, then, in addition to any and all other rights and remedies available to such Party, it will be entitled to obtain from the arbitrators and from any court of competent jurisdiction interim or provisional injunctive or other equitable relief. A Party’s application to a court for interim or provisional injunctive or other equitable relief will not be deemed incompatible with the agreement to arbitrate or a waiver of the right to arbitrate. (b) Mutual Indemnification. (i) Supplier shall indemnify, defend and hold harmless Customer, its Affiliates and its and their respective directors, officers, employees, agents and other representatives from and against any and all damages, liabilities, claims, costs, charges, judgments and expenses (including reasonable attorney’s fees) (collectively “Damages”) brought or maintained by any Third Party arising out of (A) the breach by Supplier of any representation, warranty, covenant or agreement made by Supplier in this Agreement, (B) Supplier’s tortious acts or omissions, or (C) Supplier’s violation of applicable Law or the requirements of any Governmental Authority. (ii) Customer shall indemnify, defend and hold harmless Supplier, its Affiliates and its and their respective directors, officers, employees, agents and other representatives from and against any and all damages, liabilities, claims, costs, charges, judgments and expenses (including reasonable attorney’s fees) (collectively “Damages”) brought or maintained by any Third Party arising out of (1) the breach by Customer of any representation, warranty, covenant or agreement made by Customer in this Agreement, (2) Customer’s tortious acts or omissions, or (3) Customer’s violation of applicable Law or the requirements of any Governmental Authority. (iii) TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, NEITHER PARTY TO THIS AGREEMENT WILL BE LIABLE TO THE OTHER PARTY FOR ANY SPECIAL, INDIRECT, CONSEQUENTIAL, OR INCIDENTAL DAMAGES ARISING FROM, OR ATTRIBUTABLE TO, THIS AGREEMENT OR THAT PARTY’S PERFORMANCE HEREUNDER, WHETHER ARISING IN CONTRACT, TORT, BY OPERATION OF LAW, OR OTHERWISE, EVEN IF THAT PARTY HAS BEEN PLACED ON NOTICE OF THE POSSIBILITY OF SUCH DAMAGES.

(c) Limitation of Liability. Notwithstanding any other provision of this Agreement, each Party’s maximum aggregate liability to the other Party for all Damages arising out of or in connection with this Agreement, whether arising in contract, tort (including negligence whether active or passive), warranty, strict liability or otherwise shall in no event exceed the amount equal to [***] percent of the prices attributable to all Products sold under this Agreement as set out in Exhibit B; provided, however, that the foregoing limitation of liability shall not be applicable to, and shall in no way limit, Supplier’s Third Party indemnity obligations. (d) Insurance. Supplier and Customer will maintain insurance throughout the Term with financially sound and reputable carriers in such amounts and against such risks (including general liability) and such other hazards as is customarily maintained by companies engaged in the same or similar businesses. Supplier will cause Customer and its Affiliates to be named as additional insureds, as their interests appear, on all of Supplier’s general liability policies. Upon request, Supplier will furnish Customer with a certificate of insurance evidencing such insurance coverage, and such other information in reasonable detail as to the insurance so maintained. All insurance required of Supplier will be primary and non-contributory over any insurance or self-insurance program maintained by Customer. Supplier waives, and any required insurance policy must contain a waiver of, subrogation rights against Customer and its Affiliates. Supplier will not be deemed to be relieved of any liability or responsibility hereunder because of the fact that it maintains (or does not maintain) insurance. 11. Miscellaneous. (a) Governing Law. This Agreement, and any Disputes arising out of or in connection with this Agreement, shall be governed by and construed in accordance with the Laws of the State of California, excluding its rules governing conflicts of Laws. The U.N. Convention on Contracts for the International Sale of Goods will not apply to this Agreement. (b) Compliance with Laws and Compliance Audits. (i) Each Party agrees at all times to strictly comply with all applicable Laws, now or hereafter in effect, relating to its performance under this Agreement. Each Party further agrees to make, obtain, and maintain in force at all times during the Term, all filings, registrations, reports, licenses, permits, and authorizations required under applicable Law. (ii) Each Party hereby acknowledges and agrees that the Products, as well as the Confidential Information, are subject to export controls under the Laws of the United States, including the Export Administration Regulations, 15 C.F.R. Parts 730-774. In the exercise of its rights, and the performance of its obligations under this Agreement, each Party agrees to strictly comply with all such export control Laws, and will not export, re-export, transfer, divert, or disclose any Products or Confidential Information, or any direct product thereof, to any destination, end-use, or end-user restricted or prohibited under export controls Laws. In addition to the foregoing, each Party acknowledges that it is bound by and will comply with Customer’s export compliance policies and procedures as communicated to Supplier from time to time and has may be supplemented, amended, or updated from time to time. (iii) Each Party agrees to strictly comply with all applicable foreign or domestic anti-corruption and anti-bribery Laws, as in effect from time to time, including, but not limited to, the United States Foreign Corrupt Practices Act 1977, the UK Bribery Act 2010, and any Laws intended to implement the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions (collectively, “Anti-Corruption Laws”). Without limiting the generality of the foregoing, each Party agrees not to make, authorize, offer, or promise to make or give any money or any other thing of value, directly or indirectly, to any current or former government official or employee (including employees of a state-owned or controlled enterprise of public international organization), candidate for political office, or an official of a political party, or any employee, director or consultant of a non-government client or potential client, for the purpose of securing any improper or unfair advantage or obtaining or retaining business in connection with the activities contemplated hereunder. Each Party agrees to immediately notify the other of any request that it receives to take any action that might constitute, or be construed as, a violation of the Anti-Corruption Laws. (iv) Each Party further agrees to keep and maintain accurate books and records, in sufficient detail, to demonstrate compliance with this Agreement, including all Anti-Corruption Laws. Each Party will keep such records for a period of time as determined by its normal document retention policies, but in any event not less than three years after the date of the transaction to which those records relate, or longer if required by Law. Upon at least 30 days’ notice and no more frequently than once per year, each Party will (A) furnish the other Party with copies of reasonably requested books and records and (B) permit the other Party (and its representatives) to examine and audit all of such Party’s books and records relating to its activities under this Agreement, in each case, only to the extent necessary for the other Party to verify such Party’s compliance with this Agreement and subject to restrictions implemented in good faith to (I) ensure compliance with applicable Law, (II) preserve any applicable privilege (including the attorney-client privilege), or (III) comply with any applicable contractual confidentiality obligations; provided, however, that if a Party is in breach of any of its representations, warranties, agreements, or covenants in this Agreement (or the first Party has a reasonable basis to assert any such breach), then any such examination and audit will be permitted upon at least 24 hours’ notice and, if a breach is confirmed, the costs and expenses of the examination and audit will be the responsibility of the breaching Party. (c) Force Majeure. Notwithstanding anything to the contrary in this Agreement, neither Party will be liable for any Damage or delay suffered by the other Party due to any inability to perform any obligation hereunder, and neither Party will be deemed to have defaulted under or breached this Agreement for failure or delay in fulfilling or performing any term or provision of this Agreement, when such failure or delay is caused by or results from causes beyond the reasonable control of the affected Party, including, without limitation, as a result of Acts of God, fire, flood, storm, earthquake, explosion, epidemic, delays in transportation, shortages of trucks or vessels, shortages of fuel, shortages of raw materials, environmental catastrophe, embargo, war, acts of war (whether war be declared or not), acts of terrorism, insurrection, riot, civil commotion, or acts, omissions or delays in acting by any governmental authority (including legislative, administrative, judicial, police or any other official governmental acts) (each, a “Force Majeure Event”). For the avoidance of doubt, delays in Supplier’s receipt of MLPEs, to the extent such delays impact the ability of Supplier to timely perform MLPE attachment services, timely supply the required volumes of any Product, or timely deliver any Product, will be deemed to constitute a Force Majeure Event that affects the Supplier. In the case of any delay or failure that a Party anticipates will cause an excusable delay hereunder, such Party will inform the other Party in writing of the anticipated effect of such delay within five days of becoming aware of it, which notice must include a reasonably detailed description of the steps that the notifying Party is taking to alleviate the problem. (d) Change in Law. Except for a change to any tariff, duty, or any anti-dumping or countervailing fee, fine or levy, in the event any Law is changed after the Effective Date within the Territory, the Parties shall meet and discuss equitable adjustments to the delivery schedule with respect to any Product and adjustments to price as applicable. In the event the Parties fail to reach a mutually agreeable adjustment to price, schedule or both, Supplier may terminate the delivery of any undelivered Products and all exclusivity obligations (if any) shall immediately terminate. (e) General Provisions. (i) Customer shall permit the assignment of any invoice (in whole or in part) to a third party (factoring) and shall execute notices of consent and other documentation reasonably necessary to permit such assignment. Except as set out in this Section, neither Party has the right or power to assign any of its rights, or delegate the performance of any of its duties, under this Agreement without the prior written authorization of the other Party, which authorization will not be unreasonably withheld, conditioned or delayed. (ii) The failure of either Party to assert any of its rights under this Agreement shall not be deemed to constitute a waiver of that Party’s right thereafter to enforce each and every provision of this Agreement in accordance with its terms. (iii) The subject headings of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions. (iv) In the event that any provision hereof is found invalid or unenforceable pursuant to a final judicial decree or decision (or arbitration award), the remainder of this Agreement will remain valid and enforceable according to its terms. In the event of such partial invalidity, the Parties shall seek in good faith to agree on replacing any such legally invalid provision with a provision that, in effect, will most nearly and fairly approach the effect of the invalid provision. (v) This Agreement is written in English. The Parties may translate this Agreement into any other language and execute counterparts thereof as so translated but, in any and all events, the English language version of this Agreement, as executed by the Parties, will be the controlling version of this Agreement and will prevail for all purposes. (vi) This Agreement may be executed in any number of counterparts and by the Parties in separate counterparts, each of which when so executed and delivered will be deemed to be an original and all of which counterparts, taken together, will constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by fax or other electronic means will have the same force and effect as a manual signature delivered in person. (vii) Except for Purchase Orders, changes to such Purchase Orders and other commercial communications, which may be sent by e-mail, fax or such other means as the Parties may agree, all notices and other communications required or permitted under this Agreement must be in writing and delivered in person or dispatched by a nationally recognized overnight courier service to the applicable Party at the address specified for such Party in the Separation Agreement. Notices will be deemed duly given upon receipt by the receiving Party or upon such Party’s refusal to accept delivery. (viii) This Agreement, together with the Exhibits hereto and the documents delivered hereunder, constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all prior agreements between the Parties, whether written or oral, relating to the same subject matter, including the 2020 Supply Agreement and the First Amendment to Supply Agreement. No modification, amendments or supplements to this Agreement shall be effective for any purpose unless in writing and signed by each Party. Approvals or consents hereunder of a Party shall also be in writing. (ix) For purposes of this Agreement, the Parties will be and remain independent contractors (and, in certain respects, active competitors), and this Agreement will not be construed as establishing a general agency, employment, partnership, joint venture, coalition, alliance or any other similar relationship between the Parties with regards to the relationship created by this Agreement. In accordance with this Agreement, neither Party will have the authority to make any statements, representations or commitments of any kind (whether express or implied) regarding the subject matter of this Agreement, or to take any action, which would be binding on any other Party or create any liability or obligation on behalf of any other Party regarding the subject matter of this Agreement, without the prior written authorization of such other Party to do so. Neither Party will have the right to direct or control the employees of any other Party. Neither Party will be liable for the debts, obligations or other liabilities of any other Party or of any of its agents, employees or contractors, including any costs for salaries, benefits or taxes. (x) The Parties hereby acknowledge and agree that references to any supply agreement contained in the Product Collaboration Agreement or Separation Agreement shall be deemed to refer to this Agreement (as it may be further amended from time to time in accordance with the terms hereof). [Signature Page Follows] 1

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives to be effective as of the Effective Date. Customer SUNPOWER CORPORATION By: /S/ PETER FARICY Name: Peter Faricy Title: President and Chief Executive Officer Supplier MAXEON SOLAR TECHNOLOGIES, LTD. By: /S/ JEFFREY WATERS Name: Jeffrey W. Waters Title: Chief Executive Officer 2

FOR IMMEDIATE RELEASE Contacts: Investors Mike Weinstein 510-260-8585 Mike.Weinstein@sunpower.com Media Sarah Spitz 832-444-7151 Sarah.Spitz@sunpower.com SunPower Reports Fourth Quarter and Fiscal Year 2021 Results • Fourth quarter results consistent with preliminary disclosure; achieved $385M revenue • Drove fourth quarter Residential gross margin of 25.6%, a multi-year high • Residential demand remains strong with largest backlog in company history • Pivotal year: Created a fast-growing, dynamic residential solar company well positioned for the future • Looking ahead: New supply agreement with Maxeon provides greater degree of freedom for furthering product diversification SAN JOSE, Calif., February 16, 2022 - SunPower Corp. (NASDAQ: SPWR), a leading solar technology and energy services provider, today announced financial results for its fourth quarter ended January 2, 2022 in line with the preliminary results shared last month. As previously disclosed, SunPower took a $27 million supplier-quality charge in fourth quarter 2021. The company is pursuing recovery of costs from the suppliers. The charges are expected to be funded with cash on hand. Excluding the supplier-quality charge, SunPower reported fourth quarter revenue of a record $385 million, net income of $47 million and Adjusted EBITDA of $19 million. Factors affecting fourth quarter Adjusted EBITDA include approximately $6.5 million of Residential EBITDA effectively pushed into 2022 as the result of weather in California and COVID impacts. Another $3 million was invested in sales and marketing to rapidly expand SunPower’s serviceable solar market to more customers in underpenetrated areas nationally. SunPower recently announced an agreement to sell its Commercial & Industrial Solutions (CIS) business to TotalEnergies for up to $250 million in cash, including $190 million payable at closing, subject to customary adjustments, and up to $60 million in contingent payments subject to regulatory evolution. The transaction will complete SunPower’s transition to a residential solar company with enhanced strategic focus on accelerating customer growth and expanding products and services to increase customer lifetime value. “2021 was a pivotal year for SunPower as we charted a new course for the company with an enhanced focus on driving growth in the residential market, and the forward momentum continues into 2022” said Peter Faricy, CEO of SunPower. “Thanks to the strategic acquisition of Blue Raven, the sale of CIS, new executive hires, product innovation and our increased focus on lifetime customer experience, we have never been in a better position to optimize for growth in the year ahead making solar within reach for more homeowners across the nation. I am confident that our clear strategic direction will help create the industry’s best experience for residential customers and deliver long-term value to our shareholders.” Solidified Strategic Position With nearly 22,500 residential bookings in the quarter, up 42% versus the prior year, SunPower’s total residential install base reached 427,000 in 2021 with a growing and record-high backlog.

In addition, SunPower further enhanced its strategic position during 2021 by: 1. Acquiring Blue Raven Solar and introducing SunPower 25x25 commitments to help reach 100 million homes. 2. Launching a financial services institution, SunPower Financial™, to make renewable energy affordable for more American homeowners while enabling SunPower to lower its cost of capital. 3. Partnering with Wallbox to be the premier installer of electric vehicle (EV) charging solutions to make the switch to an electric lifestyle more convenient, affordable and sustainable. 4. Raising the bar higher for customer experience with an increased focus on monitoring issues, auditing supplier quality, and making corrections before customers even notice, where possible. 5. Expanding SunVault battery storage capabilities nationwide – including initiating the roll-out of its Virtual Power Plant (VPP) program — which customers are increasingly demanding to address the impact of power outages and rising energy prices. Ended the year with $130 million in storage bookings run rate. SunPower also continued to lead the new homes market including an exclusive agreement with The New Home Company to provide solar, battery storage and at-home EV chargers as standard features in its newest California community. New homes segment showed accelerated growth with 8,700 new customers in the quarter, a 50% increase from the previous year, entering 2022 with a potential homebuilder pipeline of a record-high 66,000 customers. Optimizing for Growth and Innovation Sunpower’s goal is to enable people to power nearly every aspect of their lives — from home appliances to cars - with the sun. At the beginning of 2022, the company made a number of strategic investments and decisions that underscore this effort. On February 14, SunPower entered into a new supply agreement with Maxeon. The new contract terms allow the company to exit from exclusivity ahead of schedule, providing the opportunity to continue offering Maxeon residential products while exploring additional panel providers. As a part of the negotiation, SunPower and Maxeon terminated their exclusivity agreement for Light Commercial Value-Added Reseller (CVAR) products. SunPower has made the decision to exit this business, reinforcing the company’s strategic direction to serve the consumer market exclusively. This week, SunPower completed an investment in OhmConnect to help the fast-growing residential VPP provider deliver homeowners a full stack solution for energy savings and management. The investment and subsequent strategic affiliation will introduce new products and services that increase financial value for SunPower’s solar and storage customers and create new opportunities to deepen relationships with them while enabling more grid reliability.

Financial Highlights

($ Millions, except percentages and per-share data)	4th Quarter 2021	3rd Quarter 2021	4th Quarter 2020	Fiscal Year 2021	Fiscal Year 2020
GAAP revenue	$384.5	$323.6	$341.8	$1,323.5	$1,124.8
GAAP gross margin from continuing operations	13.3%	18.4%	22.0%	16.7%	14.9%
GAAP net income (loss) from continuing operations	$20.2	$(84.4)	$412.5	$(37.4)	$599.4
GAAP net income (loss) from continuing operations per diluted share	$0.11	$(0.49)	$2.08	$(0.22)	$3.11
Non-GAAP revenue[1]	$384.2	$322.0	$337.5	$1,312.7	$1,102.9
Non-GAAP gross margin[1]	13.9%	18.9%	22.4%	17.5%	16.8%
Non-GAAP net income (loss)[1]	$(12.8)	$10.6	$26.1	$12.5	$(3.7)
Non-GAAP net income (loss) from continuing operations per diluted share[1]	$(0.07)	$0.06	$0.14	$0.07	$(0.02)
Adjusted EBITDA[1]	$(7.6)	$18.2	$37.5	$46.8	$46.7
MW Recognized	154	121	153	527	483
Cash[2]	$127.1	$268.6	$232.8	$127.1	$232.8

Information presented for fiscal year 2020 above is for continuing operations only, and excludes results of Maxeon, other than Cash.

[1]Information about SunPower's use of non-GAAP financial information, including a reconciliation to U.S. GAAP, is provided under "Use of Non-GAAP Financial Measures" below

[2]Includes cash, and cash equivalents, excluding restricted cash

Financial Highlights
"As we enter 2022, the underlying fundamentals of our business are strong, with robust top of funnel lead generation and record-high bookings. We are also very pleased with residential gross margins that continued to come in well above 20% in the fourth quarter, reflecting strength in our sales and the trust we've built with homeowners," said Manavendra Sial, chief financial officer at SunPower.

Fourth quarter financial highlights include:

1. Accelerating growth with 17,000 customers added in the quarter, growing 31% year over year.
2. Healthy Residential gross margins at 25.6%, up 100-basis points from the last year; and,
3. Strong balance sheet at $297 million net recourse debt including $127 million unrestricted cash.

Financial Outlook
On a GAAP basis, SunPower is projecting net income of $85 million to $105 million in 2022.

For 2022, SunPower is guiding to Adjusted EBITDA of $90 million to $110 million. Relative to prior color for 2022, the midpoint represents a reduction of approximately $15 million as a result of the plan to exit the Light Commercial business and another $20 million is primarily driven by the updated supply agreement with Maxeon as the company accelerates a shift toward a more diversified customer offering and supply chain. It assumes limited customer price increases during the transition. Residential customer volume is projected to grow by 73,000 to 80,000 customers this year, greater than 35% versus 2021, an acceleration of growth versus 28% for the prior year. Ongoing Residential Adjusted EBITDA before product and digital operating expense is projected at $2,000 to $2,400 per customer, based on the midpoint of projected volume. Moving forward, SunPower is shifting toward annual guidance for these metrics, with an emphasis on EBITDA generation per customer rather than per watt. This reflects a longer-term view of value creation per customer and the broader industry shift toward the provision of multiple products and services beyond the initial solar system. Earnings Conference Call Information The company will host a conference call for investors this afternoon to discuss its fourth quarter and full year 2021 performance at 1:30 p.m. Pacific Time. The call will be webcast and can be accessed from SunPower’s Investor Relations along with supplemental financial information at http://investors.sunpower.com/events.cfm. This press release contains both GAAP and non-GAAP financial information. Non-GAAP figures are reconciled to the closest GAAP equivalent categories in the financial attachment of this press release. About SunPower Headquartered in California's Silicon Valley, SunPower (NASDAQ:SPWR) is a leading Distributed Generation Storage and Energy Services provider in North America. SunPower offers the only solar + storage solution designed and warranted by one company that gives customers control over electricity consumption and resiliency during power outages while providing cost savings to homeowners, businesses, governments, schools and utilities. For more information, visit www.sunpower.com Forward-Looking Statements This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding: (a) expectations regarding our future performance based on bookings, backlog, lead-generation, and pipelines in our sales channels and for our products; (b) estimated quality-related accounting charges and anticipated funding source, as well as pursuit of recovery from suppliers; (c) our expectations for expansion of our serviceable solar market and into additional markets; (d) the planned sale of our CIS business to TotalEnergies, including timing and certainty of closing; (e) our strategic plans and areas of investment and focus, both current and future, and expectations for the results thereof; (f) our expectations regarding projected growth in 2022 and beyond, our positioning for future success, and ability to deliver long-term value to our shareholders; (g) our plans and expectations our acquisitions, strategic partnerships and initiatives, including our acquisition of Blue Raven Solar and our partnerships with Wallbox, OhmConnect, and the New Home Company; (h) our expectations regarding the impact of our 25X25 initiative to help ensure historically underserved communities benefit from solar and storage; (i) our expectations for our supply relationship with Maxeon, including plans to explore offering alternative products; (j) our planned areas of focus and investment, including our future focus on the consumer market and our plans to exit the light commercial business; (k) our plans for SunPower Financial, including impact on affordability of solar, and plans for expanded eligibility; (l) our plans to enhance our customer experience and quality programs, and anticipated results thereof; (m) the anticipated future success of our products and growth initiatives, including our ability to expand into new markets and increase adoption of our financial and other products, including impacts on our business and financial results; (n) our expectations for future business performance and sales based on the strength of our fundamentals and customer relationships; (o) our expectations for industry trends and factors, and the impact thereof on our business and strategic plans; and (p) our guidance for fiscal year 2022, including GAAP net income and Adjusted EBITDA, as well as expectations for residential customer volume, Residential EBITDA before product and digital operating expense per customer, and related assumptions.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to: (1) regulatory changes and the availability of economic incentives promoting use of solar energy; (2) potential disruptions to our operations and supply chain that may result from epidemics or natural disasters, including impacts of the Covid-19 pandemic, and other factors; (3) competition in the solar and general energy industry and downward pressure on selling prices and wholesale energy pricing; (4) risks related to the introduction of new or enhanced products, including potential technical challenges, lead times, and our ability to match supply with demand while maintaining quality, sales, and support standards; (5) changes in public policy, including the imposition and applicability of tariffs; (6) our dependence on sole- or limited-source supply relationships, including our exclusive supply relationship with Maxeon Solar Technologies; (7) the success of our ongoing research and development efforts and our ability to commercialize new products and services, including products and services developed through strategic partnerships; (8) our liquidity, indebtedness, and ability to obtain additional financing for our projects and customers; and (9) challenges managing our acquisitions, joint ventures, and partnerships, including our ability to successfully manage acquired assets and supplier relationships. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (SEC) from time to time, including our most recent reports on Form 10-K and Form 10-Q, particularly under the heading "Risk Factors." Copies of these filings are available online from the SEC or on the SEC Filings section of our Investor Relations website at investors.sunpower.com. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events. ©2022 SunPower Corporation. All rights reserved. SUNPOWER, SUNPOWER FINANCIAL, SUNVAULT, and the SUNPOWER logo are trademarks or registered trademarks of SunPower Corporation in the U.S. ###

SUNPOWER CORPORATION CONSOLIDATED BALANCE SHEETS (In thousands) (Unaudited) January 2, 2022 January 3, 2021 Assets Current assets: Cash and cash equivalents $ 127,130 $ 232,765 Restricted cash and cash equivalents, current portion 4,157 5,518 Short-term investments 365,880 — Accounts receivable, net 126,789 108,864 Contract assets 81,667 114,506 Inventories 242,993 210,582 Advances to suppliers, current portion 3,276 2,814 Project assets - plants and land, current portion 8,105 21,015 Prepaid expenses and other current assets 113,469 94,251 Total current assets 1,073,466 790,315 Restricted cash and cash equivalents, net of current portion 17,326 8,521 Property, plant and equipment, net 35,294 46,766 Operating lease right-of-use assets 59,226 54,070 Solar power systems leased, net 45,502 50,401 Goodwill 126,338 — Other intangible assets, net 24,879 697 Other long-term assets 172,775 695,712 Total assets $ 1,554,806 $ 1,646,482 Liabilities and Equity Current liabilities: Accounts payable $ 177,055 $ 166,066 Accrued liabilities 114,908 121,915 Operating lease liabilities, current portion 12,153 9,736 Contract liabilities, current portion 88,844 72,424 Short-term debt 112,669 97,059 Convertible debt, current portion — 62,531 Total current liabilities 505,629 529,731 Long-term debt 380 56,447 Convertible debt, net of current portion 423,677 422,443 Operating lease liabilities, net of current portion 38,766 43,608 Contract liabilities, net of current portion 27,801 30,170 Other long-term liabilities 168,529 157,597 Total liabilities 1,164,782 1,239,996 Equity: Common stock 173 170 Additional paid-in capital 2,714,500 2,685,920

Accumulated deficit (2,122,212) (2,085,246) Accumulated other comprehensive income (loss) 11,168 8,799 Treasury stock, at cost (215,240) (205,476) Total stockholders' equity 388,389 404,167 Noncontrolling interests in subsidiaries 1,635 2,319 Total equity 390,024 406,486 Total liabilities and equity $ 1,554,806 $ 1,646,482

SUNPOWER CORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data) (Unaudited) THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 Revenues: Solar power systems, components, and other $ 378,782 $ 318,607 $ 338,507 $ 1,302,034 $ 1,103,823 Leasing revenue 5,750 5,029 3,303 21,459 21,006 Total revenues 384,532 323,636 341,810 1,323,493 1,124,829 Cost of revenues: Solar power systems, components, and other 329,423 260,251 264,515 1,089,831 946,164 Leasing revenue 4,057 3,735 2,144 12,055 11,538 Total cost of revenues 333,480 263,986 266,659 1,101,886 957,702 Gross profit 51,052 59,650 75,151 221,607 167,127 Operating expenses: Research and development 4,365 2,979 3,275 17,070 22,381 Sales, general, and administrative 76,610 51,169 52,510 232,253 164,703 Restructuring charges (credits) 175 (230) (134) 4,519 2,604 (Gain) loss on sale and impairment of residential lease assets — — (208) (294) 45 (Gain) loss on business divestitures, net — — 124 (224) (10,334) Income from transition services agreement, net 956 (468) (4,371) (4,255) (6,260) Total operating expenses 82,106 53,450 51,196 249,069 173,139 Operating income (loss) (31,054) 6,200 23,955 (27,462) (6,012) Other income (expense), net: Interest income 39 83 72 288 754 Interest expense (6,683) (6,710) (8,422) (29,079) (33,153) Other, net 68,904 (86,074) 415,880 23,430 692,980 Other income (expense), net 62,260 (92,701) 407,530 (5,361) 660,581 Income (loss) from continuing operations before income taxes and equity in earnings (losses) of unconsolidated investees 31,206 (86,501) 431,485 (32,823) 654,569 (Provision for) benefits from income taxes (10,212) 2,194 (18,833) (5,219) (57,549) Net (loss) income from continuing operations 20,994 (84,307) 412,652 (38,042) 597,020 (Loss) income from discontinued operations before income taxes and equity in earnings (losses) of unconsolidated investees — — — — (125,599) Benefits from (provision for) income taxes — — — — 3,191 Equity in earnings (losses) of unconsolidated investees — — — — (586) 1

Net (loss) income from discontinued operations, net of taxes — — — — (122,994) Net (loss) income 20,994 (84,307) 412,652 (38,042) 474,026 Net (income) loss from continuing operations attributable to noncontrolling interests (798) (69) (177) 684 2,335 Net (income) loss from discontinued operations attributable to noncontrolling interests — — — — (1,313) Net (income) loss attributable to noncontrolling interests (798) (69) (177) 684 1,022 Net (loss) income from continuing operations attributable to stockholders 20,196 (84,376) 412,475 (37,358) 599,355 Net (loss) income from discontinued operations attributable to stockholders — — — — (124,307) Net (loss) income attributable to stockholders $ 20,196 $ (84,376) $ 412,475 $ (37,358) $ 475,048 Net income (loss) per share attributable to stockholders - basic: Continuing operations $ 0.12 $ (0.49) $ 2.42 $ (0.22) $ 3.53 Discontinued operations $ — $ — $ — $ — $ (0.73) Net income (loss) per share - basic $ 0.12 $ (0.49) $ 2.42 $ (0.22) $ 2.80 Net income (loss) per share attributable to stockholders - diluted: Continuing operations $ 0.11 $ (0.49) $ 2.08 $ (0.22) $ 3.11 Discontinued operations $ — $ — $ — $ — $ (0.63) Net income (loss) per share - diluted $ 0.11 $ (0.49) $ 2.08 $ (0.22) $ 2.48 Weighted-average shares: Basic 173,019 172,885 170,267 172,436 169,801 Diluted 175,807 172,885 200,132 172,436 197,242

SUNPOWER CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands) (Unaudited) THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 Cash flows from operating activities: Net income (loss) $ 20,994 $ (84,307) $ 412,652 $ (38,042) $ 474,026 Adjustments to reconcile net income (loss) to net cash used in operating activities: Depreciation and amortization 4,008 1,681 2,567 11,506 48,304 Stock-based compensation 6,126 4,726 6,029 25,902 24,817 Non-cash interest expense 947 940 1,067 5,042 6,562 Equity in losses (earnings) of unconsolidated investees — — — — 586 Loss (gain) on equity investments (68,950) 86,254 (416,455) (21,712) (692,100) (Gain) loss on retirement of convertible debt — — 878 — (2,182) (Gain) loss on sale of investments — — — (1,162) — (Gain) loss on business divestitures, net — — 125 (224) (10,334) Deferred income taxes 9,797 (2,472) 17,602 5,688 19,241 (Gain) loss on sale and impairment of residential lease assets — — 209 (226) 1,024 Other, net 439 (120) (464) (5,670) 534 Changes in operating assets and liabilities: Accounts receivable (14,099) (1,541) (14,067) (18,549) 98,962 Contract assets 6,163 4,189 10,708 34,850 (12,063) Inventories (1,567) (5,583) (17,701) (5,325) (29,808) Project assets 1,581 (3,488) 3,015 4,398 (8,187) Prepaid expenses and other assets (21,786) (11,512) (1,837) (32,701) (6,161) Operating lease right-of-use assets 2,548 2,344 654 11,257 10,552 Advances to suppliers 225 2,597 (2,814) (462) 13,482 Accounts payable and other accrued liabilities 39,976 (14,016) (3,129) (16,269) (78,269) Contract liabilities 13,736 5,047 17,842 10,229 (35,976) Operating lease liabilities (2,549) (3,868) (1,759) (13,006) (10,401) Net cash provided by (used in) operating activities (2,411) (19,129) 15,122 (44,476) (187,391) Cash flows from investing activities: Purchases of property, plant, and equipment (6,090) (1,623) (1,403) (10,024) (14,577)

THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 Investments in software development costs (1,051) (2,468) — (3,519) — Proceeds from sale of property, plant, and equipment — — — 900 — Cash paid for solar power systems — — (1,134) (635) (6,528) Purchases of marketable securities — — — — (1,338) Proceeds from maturities of marketable securities — — — — 6,588 Cash outflow upon Maxeon Solar Spin-off, net of proceeds — — 8,996 — (131,136) Cash received from sale of investments — — — 1,200 — Proceeds from business divestitures, net of de- consolidated cash — — — 10,516 15,418 Proceeds from sale of equity investment — 177,780 133,600 177,780 253,039 Cash paid for acquisitions, net of cash acquired (124,200) — — (124,200) — Proceeds from return of capital from equity investments — — — 2,276 7,724 Net cash provided by (used in) investing activities (131,341) 173,689 140,059 54,294 129,190 Cash flows from financing activities: Proceeds from bank loans and other debt 28,412 28,273 32,752 152,081 216,483 Repayment of bank loans and other debt (24,385) (52,813) (44,607) (180,771) (227,677) Proceeds from issuance of non-recourse residential and commercial financing, net of issuance costs — — 1,355 — 14,789 Repayment of non-recourse residential and commercial financing — — (1,813) (9,798) (9,044) Contributions from noncontrolling interests and redeemable noncontrolling interests attributable to residential projects — — — — 22 Distributions to noncontrolling interests and redeemable noncontrolling interests attributable to residential projects — — (1,090) — (1,392) Repayment of convertible debt — — (239,554) (62,757) (334,732) Proceeds from issuance of Maxeon Solar green convertible debt — — — — 200,000 Receipt of contingent asset of a prior business combination — — — — 2,245

THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 Settlement of contingent consideration arrangement of a prior business combination — — (776) — (776) Issuance of common stock to executive — — — 2,998 — Equity offering costs paid — — — — (928) Purchases of stock for tax withholding obligations on vested restricted stock (2,500) (809) (4,387) (9,762) (12,842) Net cash (used in) provided by financing activities 1,527 (25,349) (258,120) (108,009) (153,852) Effect of exchange rate changes on cash, cash equivalents, and restricted cash — — (22) — 200 Net increase (decrease) in cash, cash equivalents, and restricted cash (132,225) 129,211 (102,961) (98,191) (211,853) Cash, cash equivalents, and restricted cash, beginning of period 280,838 151,627 349,765 246,804 458,657 Cash, cash equivalents, and restricted cash, end of period $ 148,613 $ 280,838 $ 246,804 $ 148,613 $ 246,804 Reconciliation of cash, cash equivalents, and restricted cash to the unaudited consolidated balance sheets: Cash and cash equivalents $ 127,130 $ 268,574 $ 232,765 $ 127,130 $ 232,765 Restricted cash and cash equivalents, current portion 4,157 7,438 5,518 4,157 5,518 Restricted cash and cash equivalents, net of current portion 17,326 4,826 8,521 17,326 8,521 Total cash, cash equivalents, and restricted cash $ 148,613 $ 280,838 $ 246,804 $ 148,613 $ 246,804 Supplemental disclosure of cash flow information: Costs of solar power systems funded by liabilities $ — $ — $ 635 $ — $ 635 Property, plant, and equipment acquisitions funded by liabilities $ (1,210) $ 1,356 $ 866 $ 1,320 $ 866 Right-of-use assets obtained in exchange for lease obligations $ 3,671 $ 4,429 $ 1,008 $ 19,628 $ 22,794 Deconsolidation of right-of-use assets and lease obligations $ — $ — $ — $ 3,340 $ — Debt repaid in sale of commercial projects $ — $ — $ — $ 5,585 $ — Fair value of contingent consideration for business combination $ 11,100 $ — $ — $ 11,100 $ —

THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 Assumption of liabilities in connection with business divestitures $ — $ — $ 9,056 $ — $ 9,056 Holdbacks in connection with business divestitures $ — $ — $ 7,199 $ — $ 7,199 Costs of solar power systems sourced from existing inventory $ — $ — $ 1,018 $ — $ 1,018 Cash paid for interest $ 1,555 $ 10,168 $ 4,117 $ 25,289 $ 31,704 Cash paid for income taxes $ 2,509 $ 83 $ 1,527 $ 22,825 $ 18,708

Use of Non-GAAP Financial Measures To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the company uses non-GAAP measures that are adjusted for certain items from the most directly comparable GAAP measures. The specific non- GAAP measures listed below are: revenue; gross margin; net loss; net loss per diluted share; and adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”). Management believes that each of these non-GAAP measures are useful to investors, enabling them to better assess changes in each of these key elements of the company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, each of these non-GAAP financial measures provide investors with another method to assess the company's operating results in a manner that is focused on its ongoing, core operating performance, absent the effects of these items. Management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Many of the analysts covering the company also use these non-GAAP measures in their analysis. Given management's use of these non-GAAP measures, the company believes these measures are important to investors in understanding the company's operating results as seen through the eyes of management. These non-GAAP measures are not prepared in accordance with GAAP or intended to be a replacement for GAAP financial data; and therefore, should be reviewed together with the GAAP measures and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies. Non-GAAP gross margin includes adjustments relating to gain/loss on sale and impairment of residential lease assets, litigation, stock-based compensation, and amortization of intangible assets, each of which is described below. In addition to the above adjustments, non-GAAP net loss and non-GAAP net loss per diluted share are adjusted for adjustments relating to mark to market gain on equity investments, gain on business divestitures, impairment of property, plant, and equipment, transaction-related costs, non-cash interest expense, restructuring charges (credits), gain on convertible debt repurchased, tax effect of these non-GAAP adjustments, each of which is described below. In addition to the above adjustments, Adjusted EBITDA includes adjustments relating to cash interest expense (net of interest income), provision for income taxes, and depreciation. Non-GAAP Adjustments Based on International Financial Reporting Standards (“IFRS”) The company’s non-GAAP results include adjustments under IFRS that are consistent with the adjustments made in connection with the company’s internal reporting process as part of its status as a consolidated subsidiary of TotalEnergies SE, our controlling shareholder and a foreign public registrant that reports under IFRS. Differences between GAAP and IFRS reflected in the company’s non-GAAP results are further described below. In these situations, management believes that IFRS enables investors to better evaluate the company’s performance, and assists in aligning the perspectives of the management with those of TotalEnergies SE. • Mark-to-market loss (gain) in equity investments: We recognize adjustments related to the fair value of equity investments with readily determinable fair value based on the changes in the stock price of these equity investments at every reporting period. Under U.S. GAAP, mark-to-market gains and losses due to changes in stock prices for these securities are recorded in earnings while under IFRS, an election can be made to recognize such gains and losses in other comprehensive income. Such an election was made by TotalEnergies SE. Further, we elected the Fair Value Option (“FVO”) for some of our equity method investments, and we adjust the carrying value of those investments based on their fair market value calculated periodically. Such option is not available under IFRS, and equity method accounting is required for those investments. We believe that excluding these adjustments on equity investments is consistent with our internal reporting process as part of its status as a consolidated subsidiary of TotalEnergies SE. and better reflects our ongoing results.

Other Non-GAAP Adjustments • Results of operations of Legacy business to be exited: We exclude the results of operations of our legacy businesses that we have exited from our Non-GAAP results. These are reported within our Others segment, and include our Hillsboro, Oregon facility that ceased manufacturing and revenue generation in the first quarter of 2021, as well as, results of our legacy power plant and legacy O&M businesses, where we are not doing new business and the remaining activities comprise of true-up of estimated milestones payments, settlement of certain warranty obligations on projects and other wind-down activities. As such, they are not reflective of ongoing operating results. • (Gain) loss on sale and impairment of residential lease assets: In fiscal 2018 and 2019, in an effort to sell all the residential lease assets owned by us, we sold membership units representing a 49% membership interest in majority of its residential lease business and retained a 51% membership interest. We record an impairment charge based on the expected fair value for a portion of residential lease assets portfolio that was retained. Any charges or credits on these remaining unsold residential lease assets impairment, as well as its corresponding depreciation savings, are excluded from our non-GAAP results as they are not reflective of ongoing operating results. • Stock-based compensation: Stock-based compensation relates primarily to our equity incentive awards. Stock-based compensation is a non-cash expense that is dependent on market forces that are difficult to predict. We believe that this adjustment for stock-based compensation provides investors with a basis to measure the company's core performance, including compared with the performance of other companies, without the period-to-period variability created by stock-based compensation. • Litigation: We may be involved in various instances of litigation, claims and proceedings that result in payments or recoveries. We exclude gains or losses associated with such events because the gains or losses do not reflect our underlying financial results in the period incurred. We also exclude all expenses pertaining to litigation relating to businesses that discontinued as a result of spin-off of Maxeon Solar, for which we are indemnifying them. We believe that it is appropriate to exclude such charges from our non-GAAP results as they are not reflective of ongoing operating results. • Transaction-related costs: In connection with material transactions such as acquisition or divestiture of a business, the company incurred transaction costs including legal and accounting fees. We believe that it is appropriate to exclude these costs from our non-GAAP results as they would not have otherwise been incurred as part of the business operations and therefore is not reflective of ongoing operating results. • Amortization of intangible assets: We incur amortization of intangible assets as a result of acquisitions, which includes non-compete arrangements, patents, purchased technology, project pipeline assets, and in-process research and development, including the acquisition of Blue Raven. We believe that it is appropriate to exclude these amortization charges from our non-GAAP results as they arise from prior acquisitions and are non-recurring in nature, and are therefore not reflective of ongoing operating results. • (Gain) loss on business divestitures, net: In the second quarter of fiscal 2021, we sold a portion of our residential lease business and certain commercial projects. We recognized a gain and a loss relating to these business divestitures, respectively. We believe that it is appropriate to exclude such gain and loss from the company's non-GAAP financial measures as it is not reflective of ongoing operating results. • Executive transition costs: We incur non-recurring charges related to the hiring and transition of new executive officers. During fiscal 2021, we appointed a new chief executive officer, as well as other chief executives, and we are investing resources in those executive transitions, and in developing new members of management as we complete our restructuring transformation. We believe that it is appropriate to exclude these from our non-GAAP results as they are not reflective of ongoing operating results.

• Acquisition-related costs: We will incur certain costs in connection with the acquisition of Blue Raven, that are either paid as part of the transaction or will be paid shortly after, but are considered post-acquisition compensation under the applicable GAAP framework due to the nature of such items. A majority of the expense incurred in fourth quarter of fiscal 2021 represents cash paid to certain employees of Blue Raven for settlement of their pre-existing share-based payment plan, in excess of the respective fair value. Other post-combination expenses include change in fair value of contingent consideration as well as deferred post-combination employment expense payable to certain Blue Raven employees and sellers. We believe that it is appropriate to exclude these from our non-GAAP results as they are directly related to the acquisition transaction and non-recurring in nature, and are therefore not reflective of ongoing operating results. • Business reorganization costs: In connection with the spin-off of Maxeon into an independent, publicly traded company, we incurred and expect to continue to incur, non-recurring charges on third-party legal and consulting expenses, primarily to enable in separation of shared information technology systems and applications. We believe that it is appropriate to exclude these from our non-GAAP results as it is not reflective of ongoing operating results. • Restructuring charges (credits): We incur restructuring expenses related to reorganization plans aimed towards realigning resources consistent with the company’s global strategy and improving its overall operating efficiency and cost structure. Although the company has engaged in restructuring activities in the past, each has been a discrete event based on a unique set of business objectives. We believe that it is appropriate to exclude these from our non-GAAP results as it is not reflective of ongoing operating results. • Tax effect: This amount is used to present each of the adjustments described above on an after-tax basis in connection with the presentation of non-GAAP net income (loss) and non-GAAP net income (loss) per diluted share. Our non-GAAP tax amount is based on estimated cash tax expense and reserves. We forecast our annual cash tax liability and allocates the tax to each quarter in a manner generally consistent with its GAAP methodology. This approach is designed to enhance investors’ ability to understand the impact of our tax expense on its current operations, provide improved modeling accuracy, and substantially reduce fluctuations caused by GAAP to non-GAAP adjustments, which may not reflect actual cash tax expense, or tax impact of non-recurring items. • Adjusted EBITDA adjustments: When calculating Adjusted EBITDA, in addition to adjustments described above, we exclude the impact of the following items during the period: • Cash interest expense, net of interest income • Provision for income taxes • Depreciation For more information about these non-GAAP financial measures, please see the tables captioned "Reconciliations of GAAP Measures to Non- GAAP Measures" set forth at the end of this release, which should be read together with the preceding financial statements prepared in accordance with GAAP.

SUNPOWER CORPORATION RECONCILIATIONS OF GAAP MEASURES TO NON-GAAP MEASURES (In thousands, except percentages and per share data) (Unaudited) Adjustments to Revenue: THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 GAAP revenue $ 384,532 $ 323,636 $ 341,810 $ 1,323,493 $ 1,124,829 Adjustments based on IFRS: Legacy utility and power plant projects $ — $ — $ — $ — $ (207) Other adjustments: Results of operations of legacy business to be exited $ (318) $ (1,677) $ (4,331) $ (10,825) $ (27,131) Construction revenue on solar services contracts $ — $ — $ — $ — $ 5,392 Non-GAAP revenue $ 384,214 $ 321,959 $ 337,479 $ 1,312,668 $ 1,102,883 Adjustments to Gross Profit (Loss) / Margin: THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 GAAP gross profit from continuing operations $ 51,052 $ 59,650 $ 75,151 $ 221,607 $ 167,127 Adjustments based on IFRS: Legacy utility and power plant projects — — — — (34) Legacy sale-leaseback transactions — — — — 20 Other adjustments: Results of operations of legacy business to be exited 1,586 291 110 5,180 7,412 Construction revenue on solar service contracts — — — — 4,735 (Gain) loss on sale and impairment of residential lease assets (275) (249) (485) (1,537) (1,860) Stock-based compensation expense 1,183 1,029 952 4,062 2,605 Amortization of intangible assets — — — — 4,759 Restructuring (credits) charges — — (12) — (12) Non-GAAP gross profit $ 53,546 $ 60,721 $ 75,716 $ 229,312 $ 184,752 GAAP gross margin (%) 13.3% 18.4% 22.0% 16.7% 14.9 % Non-GAAP gross margin (%) 13.9% 18.9% 22.4% 17.5% 16.8%

Adjustments to Net Income (Loss): THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 GAAP net income (loss) from continuing operations attributable to stockholders $ 20,196 $ (84,376) $ 412,475 $ (37,358) $ 599,355 Adjustments based on IFRS: Legacy utility and power plant projects — — — — (34) Legacy sale-leaseback transactions — — — — 20 Mark-to-market (gain) loss on equity investments (68,950) 86,254 (416,456) (21,712) (690,818) Other adjustments: Results of operations of legacy business to be exited 2,661 938 294 11,683 9,383 Construction revenue on solar service contracts — — — — 4,735 (Gain) loss on sale and impairment of residential lease assets (275) (249) (693) (6,494) (1,815) Litigation (9,311) 1,623 3,650 888 4,530 Stock-based compensation expense 6,040 4,693 6,008 25,717 19,387 Amortization of intangible assets 1,579 — — 1,579 4,759 (Gain) loss on business divestitures, net — — 53 (224) (10,476) Transaction-related costs 1,545 1,329 175 3,229 2,033 Executive transition costs 1,254 827 — 2,583 — Business reorganization costs (129) 1,045 1,537 2,771 1,537 Restructuring (credits) charges 191 (154) (146) 803 1,935 (Gain) loss on convertible debt repurchased — — 540 — (2,520) Acquisition-related costs 18,764 — — 18,764 — Tax effect 13,661 (1,293) 18,699 10,272 54,314 Non-GAAP net income (loss) attributable to stockholders $ (12,774) $ 10,637 $ 26,136 $ 12,501 $ (3,675)

Adjustments to Net Income (loss) per diluted share THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 Net income (loss) per diluted share Numerator: GAAP net income (loss) available to common stockholders $ 20,196 $ (84,376) $ 412,475 $ (37,358) $ 599,355 Add: Interest expense on 4.00% debenture due 2023, net of tax — — 3,126 — 12,499 Add: Interest expense on 0.875% debenture due 2021, net of tax — — 421 — 1,824 GAAP net income (loss) available to common stockholders $ 20,196 $ (84,376) $ 416,022 $ (37,358) $ 613,678 Non-GAAP net income (loss) available to common stockholders $ (12,774) $ 10,637 $ 26,136 $ 12,501 $ (3,675) Denominator: GAAP weighted-average shares 173,019 172,885 170,267 172,436 169,801 Effect of dilutive securities: Restricted stock units 2,788 — 5,217 — 318 0.875% debentures due 2021 — — 7,581 — 10,055 4.00% debentures due 2023 — — 17,068 — 17,068 GAAP dilutive weighted-average common shares: 175,807 172,885 200,133 172,436 197,242 Non-GAAP weighted-average shares 173,019 172,885 170,267 172,436 169,801 Effect of dilutive securities: Restricted stock units — 2,680 5,216 2,680 — 4.00% debentures due 2023 — — 17,068 — — Non-GAAP dilutive weighted-average common shares 173,019 175,565 192,551 175,116 169,801 GAAP dilutive net income (loss) per share - continuing operations $ 0.11 $ (0.49) $ 2.08 $ (0.22) $ 3.11 Non-GAAP dilutive net income (loss) per share - continuing operations $ (0.07) $ 0.06 $ 0.14 $ 0.07 $ (0.02) In accordance with the if-converted method, net loss available to common stockholders excludes interest expense related to the 0.875% and 4.00% debentures if the debentures are considered converted in the calculation of net loss per diluted share. If the conversion option for a debenture is not in the money for the relevant period, the potential conversion of the debenture under the if-converted method is excluded from the calculation of non- GAAP net loss per diluted share. 1 1 1 1 1

Adjusted EBITDA: THREE MONTHS ENDED TWELVE MONTHS ENDED January 2, 2022 October 3, 2021 January 3, 2021 January 2, 2022 January 3, 2021 GAAP net income (loss) from continuing operations attributable to stockholders $ 20,196 $ (84,376) $ 412,475 $ (37,358) $ 599,355 Adjustments based on IFRS: Legacy utility and power plant projects — — — — (34) Legacy sale-leaseback transactions — — — — 20 Mark-to-market (gain) loss on equity investments (68,950) 86,254 (416,456) (21,712) (690,818) Other adjustments: Results of operations of legacy business to be exited 2,661 938 294 11,683 9,383 Construction revenue on solar service contracts — — — — 4,735 Gain on sale and impairment of residential lease assets (275) (249) (693) (6,494) (1,815) Litigation (9,311) 1,623 3,650 888 4,530 Stock-based compensation expense 6,040 4,693 6,008 25,717 19,387 Amortization of intangible assets 1,579 — — 1,579 4,759 (Gain) loss on business divestitures, net — — 53 (224) (10,476) Transaction-related costs 1,545 1,329 175 3,229 2,033 Executive transition costs 1,254 827 — 2,583 — Business reorganization costs (129) 1,045 1,537 2,771 1,537 Restructuring charges 191 (154) (146) 803 1,935 (Gain) loss on convertible debt repurchased — — 540 — (2,520) Acquisition-related costs 18,764 — — 18,764 — Cash interest expense, net of interest income 6,582 6,543 8,348 28,566 32,435 Provision for (benefit from) income taxes 9,646 (2,194) 18,834 4,627 57,550 Depreciation 2,633 1,928 2,893 11,384 14,752 Adjusted EBITDA $ (7,574) $ 18,207 $ 37,512 $ 46,806 $ 46,748

FY 2022 GUIDANCE (in thousands) FY 2022 Residential Customers 73,000 - 80,000 Residential Adjusted EBITDA/Customer $2,000 - $2,400 Adjusted EBITDA $90 million -$110 million Net Income (GAAP) $85 million -$105 million 1. Excluding Product & Digital operating expenses for Residential only. 2. Adjusted EBITDA guidance for FY 2022 includes net adjustments that decrease GAAP net income by approximately $5 million primarily relating to the following adjustments: stock-based compensation expense, results of operations of legacy business to be exited, (gain) loss on business divestitures, net, acquisition-related costs, interest expense, depreciation and amortization, income taxes, and other non- recurring adjustments. 1

SUPPLEMENTAL DATA
(In thousands, except percentages)

The following supplemental data represent the adjustments that are included or excluded from SunPower's non-GAAP revenue, gross profit/margin, net income (loss) and net income (loss) per diluted share measures for each period presented in the Consolidated Statements of Operations contained herein.

THREE MONTHS ENDED

	January 2, 2022															
	Revenue				Gross Profit / Margin				Operating expenses							
	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Research and development	Sales, general and administrative	Restructuring (credits) charges	(Gain) loss on sale and impairment of residential lease assets	(Gain) loss on business divestitures, net	Other expense (income), net	(Benefits from) provision for income taxes	Net income (loss) attributable to stockholders
GAAP	**$ 347,512**	**$ 36,702**	**$ 318**	**$ —**	**$ 61,773**	**$ (9,135)**	**$ (1,350)**	**$ (236)**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 20,196**
Adjustments based on IFRS:																
Mark-to-market (gain) loss on equity investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(68,950)	—	(68,950)
Other adjustments:																
Results of operations of legacy business to be exited	—	—	(318)	—	—	—	1,350	236	—	539	(15)	—	—	(14)	565	2,661
(Gain) loss on sale and impairment of residential lease assets	—	—	—	—	(275)	—	—	—	—	—	—	—	—	—	—	(275)
Litigation	—	—	—	—	—	—	—	—	—	(9,311)	—	—	—	—	—	(9,311)
Executive transition costs	—	—	—	—	—	—	—	—	—	1,254	—	—	—	—	—	1,254
Stock-based compensation expense	—	—	—	—	708	475	—	—	625	4,232	—	—	—	—	—	6,040
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	1,579	—	—	—	—	—	1,579
(Gain) loss on business divestitures, net	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Business reorganization costs	—	—	—	—	—	—	—	—	—	(129)	—	—	—	—	—	(129)
Transaction-related costs	—	—	—	—	—	—	—	—	—	1,545	—	—	—	—	—	1,545
Restructuring (credits) charges	—	—	—	—	—	—	—	—	—	—	191	—	—	—	—	191
Acquisition-related costs	—	—	—	—	—	—	—	—	—	18,764	—	—	—	—	—	18,764
Tax effect	—	—	—	—	—	—	—	—	—	—	—	—	—	—	13,661	13,661
Non-GAAP	**$ 347,512**	**$ 36,702**	**$ —**	**$ —**	**$ 62,206**	**$ (8,660)**	**$ —**	**$ —**								**$ (12,774)**

	October 3, 2021															
	Revenue				Gross Profit / Margin				Operating expenses							
	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Research and development	Sales, general and administrative	Restructuring (credits) charges	(Gain) loss on sale and impairment of residential lease assets	(Gain) loss on business divestitures, net	Other expense (income), net	(Benefits from) provision for income taxes	Net income (loss) attributable to stockholders
GAAP	**$ 281,635**	**$ 40,324**	**$ 1,677**	**$ —**	**$ 62,680**	**$ (2,739)**	**$ (208)**	**$ (83)**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (84,376)**
Adjustments based on IFRS:																
Mark-to-market (gain) loss on equity investments	—	—	—	—	—	—	—	—	—	—	—	—	—	86,254	—	86,254
Other adjustments:																
Results of operations of legacy business to be exited	—	—	(1,677)	—	—	—	208	83	—	469	(75)	—	—	253	—	938
(Gain) loss on sale and impairment of residential lease assets	—	—	—	—	(249)	—	—	—	—	—	—	—	—	—	—	(249)
Litigation	—	—	—	—	—	—	—	—	—	1,623	—	—	—	—	—	1,623
Executive transition costs	—	—	—	—	—	—	—	—	—	827	—	—	—	—	—	827
Stock-based compensation expense	—	—	—	—	677	352	—	—	624	3,040	—	—	—	—	—	4,693
Business reorganization costs	—	—	—	—	—	—	—	—	—	1,045	—	—	—	—	—	1,045
Transaction-related costs	—	—	—	—	—	—	—	—	—	1,397	—	—	—	(68)	—	1,329
Restructuring (credits) charges	—	—	—	—	—	—	—	—	—	—	(154)	—	—	—	—	(154)
Tax effect	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,293)	(1,293)
Non-GAAP	**$ 281,635**	**$ 40,324**	**$ —**	**$ —**	**$ 63,108**	**$ (2,387)**	**$ —**	**$ —**								**$ 10,637**

	January 3, 2021															
	Revenue				Gross Profit / Margin				Operating expenses							
	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Research and development	Sales, general and administrative	Restructuring (credits) charges	(Gain) loss on sale and impairment of residential lease assets	(Gain) loss on business divestitures, net	Other expense (income), net	(Benefits from) provision for income taxes	Net income (loss) attributable to stockholders
GAAP	**$ 257,932**	**$ 79,547**	**$9,959**	**$ (5,628)**	**$ 61,128**	**$ 14,133**	**$(5,875)**	**$ 5,765**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 412,475**
Adjustments based on IFRS:																
Mark-to-market (gain) loss on equity investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(416,456)	—	(416,456)
Other adjustments:																
Results of operations of legacy business to be exited	—	—	(9,959)	5,628	—	—	5,875	(5,765)	(4)	170	—	—	—	18	—	294
(Gain) loss on sale and impairment of residential lease assets	—	—	—	—	(485)	—	—	—	—	—	—	(208)	—	—	—	(693)
Litigation	—	—	—	—	—	—	—	—	—	3,650	—	—	—	—	—	3,650
Stock-based compensation expense	—	—	—	—	952	—	—	—	904	4,152	—	—	—	—	—	6,008
(Gain) loss on business divestitures, net	—	—	—	—	—	—	—	—	—	—	—	—	124	(71)	—	53
Business reorganization costs	—	—	—	—	—	—	—	—	—	1,537	—	—	—	—	—	1,537
Transaction-related costs	—	—	—	—	—	—	—	—	—	175	—	—	—	—	—	175
Restructuring (credits) charges	—	—	—	—	(12)	—	—	—	—	—	(134)	—	—	—	—	(146)
(Gain) loss on convertible debt repurchased	—	—	—	—	—	—	—	—	—	—	—	—	—	540	—	540
Tax effect	—	—	—	—	—	—	—	—	—	—	—	—	—	—	18,699	18,699
Non-GAAP	**$ 257,932**	**$ 79,547**	**$ —**	**$ —**	**$ 61,583**	**$ 14,133**	**$ —**	**$ —**								**$ 26,136**

TWELVE MONTHS ENDED

January 2, 2022

	Revenue				Gross Profit / Margin				Operating expenses							
	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Research and development	Sales, general and administrative	Restructuring (credits) charges	(Gain) loss on sale and impairment of residential lease assets	(Gain) loss on business divestitures, net	Other expense (income), net	(Benefits from) provision for income taxes	Net income (loss) attributable to stockholders
GAAP	**$1,121,203**	**$ 191,465**	**$10,814**	**$ 11**	**$ 234,129**	**$ (7,342)**	**$(6,541)**	**$ 1,361**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (37,358)**
Adjustments based on IFRS:																
Mark-to-market (gain) loss on equity investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(21,712)	—	(21,712)
Other adjustments:																
Results of operations of legacy business to be exited	—	—	(10,814)	(11)	—	—	6,541	(1,361)	—	1,907	3,718	—	—	284	594	11,683
(Gain) loss on sale and impairment of residential lease assets	—	—	—	—	(1,537)	—	—	—	—	(4,663)	—	(294)	—	—	—	(6,494)
Litigation	—	—	—	—	—	—	—	—	—	888	—	—	—	—	—	888
Executive transition costs	—	—	—	—	—	—	—	—	—	2,583	—	—	—	—	—	2,583
Stock-based compensation expense	—	—	—	—	2,853	1,209	—	—	3,075	18,580	—	—	—	—	—	25,717
Amortization of intangible assets	—	—	—	—	—	—	—	—	—	1,579	—	—	—	—	—	1,579
(Gain) loss on business divestiture	—	—	—	—	—	—	—	—	—	—	—	—	(224)	—	—	(224)
Business reorganization costs	—	—	—	—	—	—	—	—	—	2,771	—	—	—	—	—	2,771
Transaction-related costs	—	—	—	—	—	—	—	—	—	3,476	—	—	—	(247)	—	3,229
Restructuring (credits) charges	—	—	—	—	—	—	—	—	—	—	803	—	—	—	—	803
Acquisition-related costs	—	—	—	—	—	—	—	—	—	18,764	—	—	—	—	—	18,764
Tax effect	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,272	10,272
Non-GAAP	**$1,121,203**	**$ 191,465**	**$ —**	**$ —**	**$ 235,445**	**$ (6,133)**	**$ —**	**$ —**								**$ 12,501**

	January 3, 2021															
	Revenue				Gross Profit / Margin				Operating expenses							
	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Residential, Light Commercial	Commercial and Industrial Solutions	Others	Intersegment eliminations	Research and development	Sales, general and administrative	Restructuring (credits) charges	(Gain) loss on sale and impairment of residential lease assets	(Gain) loss on business divestitures, net	Other expense (income), net	(Benefits from) provision for income taxes	Net income (loss) attributable to stockholders
GAAP	**$ 842,680**	**$ 255,018**	**$65,574**	**$ (38,443)**	**$ 150,596**	**$ 23,943**	**$(24,782)**	**$ 17,370**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 599,355**
Adjustments based on IFRS:																
Legacy utility and power plant projects	—	(207)	—	—	—	(34)	—	—	—	—	—	—	—	—	—	(34)
Legacy sale-leaseback transactions	—	—	—	—	20	—	—	—	—	—	—	—	—	—	—	20
Mark-to-market (gain) loss on equity investments	—	—	—	—	—	—	—	—	—	—	—	—	—	(690,818)	—	(690,818)
Other adjustments:																
Results of operations of legacy business to be exited	—	—	(65,574)	38,443	—	—	24,782	(17,370)	(4)	766	57	—	—	1,028	—	9,383
(Gain) loss on sale and impairment of residential lease assets	—	—	—	—	(1,860)	—	—	—	—	—	—	45	—	—	—	(1,815)
Construction revenue on solar services contracts	5,392	—	—	—	4,735	—	—	—	—	—	—	—	—	—	—	4,735
Litigation	—	—	—	—	—	—	—	—	—	4,530	—	—	—	—	—	4,530
Stock-based compensation expense	—	—	—	—	2,605	—	—	—	904	15,878	—	—	—	—	—	19,387
Amortization of intangible assets	—	—	—	—	—	4,759	—	—	—	—	—	—	—	—	—	4,759
(Gain) loss on business divestitures, net	—	—	—	—	—	—	—	—	—	—	—	—	(10,334)	(142)	—	(10,476)
Business reorganization costs	—	—	—	—	—	—	—	—	—	1,537	—	—	—	—	—	1,537
Transaction-related costs	—	—	—	—	—	—	—	—	—	2,033	—	—	—	—	—	2,033
Restructuring charges (credits)	—	—	—	—	(12)	—	—	—	—	—	1,947	—	—	—	—	1,935
(Gain) loss on convertible debt repurchased	—	—	—	—	—	—	—	—	—	—	—	—	—	(2,520)	—	(2,520)
Tax effect	—	—	—	—	—	—	—	—	—	—	—	—	—	—	54,314	54,314
Non-GAAP	**$ 848,072**	**$ 254,811**	**$ —**	**$ —**	**$ 156,084**	**$ 28,668**	**$ —**	**—**								**$ (3,675)**